

January 17, 2012

Via E-mail
Jeffrey Stroburg
Chief Executive Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, Iowa 50010

> **Re: Renewable Energy Group, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed January 3, 2012**
> **File No. 333-175627**

Dear Mr. Stroburg:

We have reviewed your registration statement and have the following comments.

Dilution, page 38

1. We refer to the first paragraph beneath the table where you show the affect of an increase o f $1.00 on the dilution. It appears to us that this would result in dilution of $4.49 per share to the new investors purchasing shares of common stock in the offering. Additionally, it appears that a decrease of $1.00 would result in a dilution of $2.49 per share to the new investors. Please advise or revise accordingly.

Condensed Consolidated Statements of Operations, page F-70

2. It appears that your pro forma information is not under the correct column. Please revise your pro forma information so that it appears below the column heading "Nine months ended September 30, 2011."

Note 2 – Summary of Significant Accounting Policies, page F-75

Net Loss Per Share – Unaudited Pro Forma Net Income Per Share, page F-84

3. We note that you excluded the anticipated impact on earnings of issuing 200,000 shares of Class A Common Stock to USRG Holding IX, LLC. Please revise your disclosure to quantify the impact of this non-recurring charge. Please also revise your disclosure on page F-20 accordingly.

4. Please revise your disclosure to quantify the impact of the conversion of the Series A preferred shares into Series B preferred shares and common stock. Please also revise your disclosure on page F-20 accordingly. Additionally, please tell us how this non-recurring charge is reflected in the accumulated deficit of your pro forma balance sheet at September 30, 2011.

5. Please revise the caption, "Pro forma net income per share attributable to common stockholders" to "Pro forma net income per share attributable to common stockholders before nonrecurring charges directly attributable to the transactions." Refer to Rule 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director